                                                             Rule 424 (b) (2)
                                                             File Nos.  33-54049

Pricing Supplement No. 116            Dated January 10, 1996


(To Prospectus dated September 15, 1994 and Prospectus Supplement dated September 15, 1994).

                                 $1,000,000,000
                            CORESTATES CAPITAL CORP
                  Senior Medium-Term Floating Rate Notes Due
                    Nine Months or More From Date of Issue
        Unconditionally Guaranteed as to Payment of Principal, Premium,
                            if any, and Interest by
                           CORESTATES FINANCIAL CORP

Cusip:                                       21869EEX9

Principal Amount:                            $35,000,000.00

Settlement Date:                             01/12/96

Base Rate:                                   LIBOR (TELERATE PG.3750)

Index Maturity:                              3 MONTH LIBOR

Initial Interest Rate:                       5.65984% (5.58984% TELERATE PG.3750
                                             (1/10/96)

Spread or Spread Multiplier, if applicable:  PLUS 7 BPS.

Interest Rate Reset Dates:                   QUARTERLY ON THIRD WEDNESDAY OF
                                             (APRIL, JULY, OCTOBER, JANUARY)

Interest Payment Dates:                      QUARTERLY ON THIRD WEDNESDAY OF
                                             (APRIL, JULY, OCTOBER, JANUARY)

First Coupon:                                04/17/96

Day Count:                                   ACTUAL/360

Stated Maturity Date:                        10/15/97

Maximum Interest Rate, if any:

Minimum Interest Rate, if any:

Alternate Rate Event Spread, if any:

Initial Redemption Date, if any:

Initial Redemption Percentage, if any:

Annual Redemption Percentage Reduction, if any:

Optional Repayment Dates, if any:

                            MTN Pricing Supplement

                              RECENT DEVELOPMENTS


     The following is unaudited consolidated financial information for CoreStates Financial Corp ("CoreStates") and its subsidiaries for the three and nine-month periods ended September 30, 1995 and 1994. The following financial information should be read in conjunction with the third quarter of 1995
Form 10-Q and with the financial information for the twelve months ended December 31, 1994 contained in CoreStates' Annual Report on Form 10-K. These reports are incorporated by reference in the accompanying prospectus. See "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

     Operating results, key financial ratios and per share information are summarized in the following table (in millions, except per share):

                                                                 Three Months Ended           Nine Months Ended
                                                                    September 30                 September 30
                                                                ---------------------        ---------------------
                                                                  1995          1994           1995         1994
                                                                -------        ------        -------      --------
Net interest income (taxable equivalent basis)..............    $ 374.7        $ 357.1       $1,127.0     $1,046.2
                                                                =======        =======       ========     ========
Income before the cumulative effect of
     a change in accounting principle.......................    $ 133.9        $ 104.2       $  315.3     $  137.4

Exclude:
  After-tax restructuring charge (credit)..................        (1.5)             -           66.6            -
  After-tax EPS gain.......................................           -              -          (11.8)           -
  After-tax merger-related charges.........................           -              -              -        167.4
                                                                -------        -------       --------     --------
Operating earnings.........................................     $ 132.4        $ 104.2       $  370.1     $  304.8
                                                                =======        =======       ========     ========
Operating earnings per share...............................     $  0.95        $  0.74       $   2.62     $   2.14
                                                                =======        =======       ========     ========

Return on average equity (a)...............................       22.94%         18.91%         21.53%       17.95%
Return on average assets (a)................................       1.85           1.50           1.74         1.47
Net interest margin........................................        5.90           5.91           5.97         5.78
Average common shares outstanding..........................     139,176        141,033        141,427      142,581

(a) Calculated based on "operating earnings." See definition of operating earnings in "Third Quarter Results."

     The ratio of earnings from continuing operations before income taxes to fixed charges of continuing operations for the nine months ended September 30, 1995 was as follows:

Combined CoreStates (parent company)
  and CoreStates Capital...................................        2.67x
CoreStates consolidated:
  Excluding interest on deposits...........................        3.55x
  Including interest on deposits...........................        1.84x

                            MTN Pricing Supplement

Third Quarter Results
---------------------

     In the third quarter of 1995, CoreStates Financial Corp ("CoreStates") recorded net income of $133.9 million or $0.96 per share. "Operating earnings" for the third quarter of 1995, which has been defined for purposes of this discussion as net income excluding a restructuring credit, was $132.4 million, or $0.95 per share. This represents a 28.4% increase on a per share basis when compared to third quarter of 1994 operating earnings of $104.2 million, or $0.74 per share. The restructuring credit is discussed below.

     The $28.2 million improvement in operating earnings for the third quarter of 1995, as compared to the third quarter of 1994, was primarily due to a 4.9% increase in taxable equivalent net interest income coupled with a 7.4% decrease in expenses. The net interest margin for the third quarter of 1995 was 5.90% compared to 5.91% for the third quarter of 1994. The increase in the level of taxable equivalent net interest income was primarily related to improved interest rate spreads on deposits and prime-based loans, higher earnings on non-interest bearing funding and loan growth. Also contributing to the improvement in third quarter operating earnings was an $11.4 million, or 8.6% increase in non-interest income and a $19.8 million, or 6.6% decrease in non-financial expenses excluding the restructuring credit. The financial impact of those aspects of the process redesign implemented since March 31, 1995 was to increase third quarter of 1995 operating income by $22.00 million pre-tax, or $0.10 per share after-tax. This impact principally related to expense savings and exceeded original projections by $0.05 per share due to timing.

     Key performance measures, based on operating earnings, continued to improve on already strong ratios. Returns on average equity and assets were 22.94% and 1.85%, respectively, in the third quarter of 1995 compared to 18.91% and 1.50%, respectively, in the third quarter of 1994.

     For the nine months ended September 30, 1995, CoreStates recorded net income of $315.3 million or $2.23 per share. Operating earnings for the first nine month period, defined as net income excluding the net restructuring charge and a gain related to changes in an investment in an affiliate joint venture, were $370.1 million, or $2.62 per share. This represents a 22.4% increase on a per share basis when compared to operating earnings of $304.8 million, or $2.14 per share for the 1994 nine-month period. Operating earnings for the 1994 nine month period exclude after-tax merger-related charges of $167.4 million after-tax, or $1.17 per share, and the cumulative effect of a change in accounting principle. The $65.3 million improvement in operating earnings for the first nine months of 1995 was primarily due to an increase in taxable equivalent net interest income. Taxable equivalent net interest income for the 1995 nine month period increased $80.8 million, or 7.7% over the 1994 nine-month period.

     Restructuring Charge/Credit - In March 1995, CoreStates completed an
     ---------------------------
intensive review of its operations and businesses and announced a corporate-wide process redesign plan, which restructures its banking services around customers and enhances employees' authority to make decisions to benefit customers. As a result of this process redesign, CoreStates recorded a $110.0 million pre-tax restructuring charge, $70.0 million after-tax or $0.49 per share in March 1995. CoreStates recorded restructuring credits of $3.0 million, $1.9 million after-tax or $0.01 per share, in the second quarter of 1995 and $2.4 million after-tax, or $0.01 per share, in the third quarter of 1995, related to gains on the curtailment of future pension benefits associated with employees terminated during the second and third quarters. CoreStates anticipates the recognition of an additional curtailment gain in the forth quarter of 1995, as more employees reach their work-through dates.

     Joint Venture - In March 1995, Electronic Payment Services, Inc. ("EPS") an affiliate joint venture formed in 1992 to combine the consumer electronic transaction processing, businesses of CoreStates and three partners, admitted a fifth partner and increased the ownership of an existing partner. As a direct result of this change in its ownership interest, CoreStates recognized a pre-tax gain of $19.0 million, $11.8 million after-tax or $0.08 per share in the first quarter of 1995.

                            MTN Pricing Supplement

Third Quarter Results - continued
----------------------------------

     1994 Merger-Related Charges - Upon consummation of its acquisition by
     ---------------------------
CoreStates on June 27, 1994, Independence Bancorp, Inc. recorded merger-related charges in the second quarter of 1994 in connection with a change in strategic direction related to problem assets and to conform consumer lending charge-off policies to those of CoreStates, and for expenses directly attributable to the acquisition. These merger-related charges totaled $39.6 million after-tax, or $0.28 per share. On a pre-tax basis, the merger-related charges consisted of a $25.0 million provision for loan losses, a $4.0 million addition to the OREO reserve, and $29.7 million for expenses directly attributable to the acquisition including $5.0 million of severance costs related to approximately 345 employees.

     Upon consummation of its acquisition by CoreStates on March 16, 1994, Constellation Bancorp recorded merger-related charges in the first quarter of 1994 in connection with a change in strategic direction related to problem assets and to conform consumer lending charge-off policies to those of CoreStates, and for expenses directly attributable to the acquisition. These merger-related charges totaled $127.8 million after-tax, or $0.89 per share. On a pre-tax basis, these merger-related charges consisted of a $120.0 million provision for loan losses, a $28.0 million addition to the OREO reserve, $13.0 million for the writedown of purchased mortgage servicing rights and related assets, and $34.0 million for expenses directly attributable to the acquisition including $8.0 million of severance costs related to approximately 370 employees.

      1994 Accounting Change - During the first quarter of 1994, CoreStates
      ----------------------
recognized a $3.4 million after-tax, or $0.02 per share, impairment loss on certain mortgage securities as a cumulative effect of a change in accounting principle. The loss was the result of a writedown to fair value of these securities, which were deemed to be impaired. This resulted from the Financial Accounting Standards Board's ("FASB") 1994 interpretation of Statement of Financial Accounting Standards No. 115 ("FAS 115"). The interpretation, reached by a consensus of the FASB Emerging Issues Task Force in March 1994, provides more definitive criteria for recognition of impairment losses on these types of securities.

      Total non-performing assets of $207.8 million or 0.72% of assets at September 30, 1995 decreased $103.1 million, or 33.2%, from December 31, 1994. The decrease from December 31, 1994 was primarily divided between the non-performing commercial loan portfolio, which decreased $41.0 million or 47.0%, and the non-performing real estate portfolio which declined by $52.7 million or 27.2%.

      The provision for loan losses for the third quarter of 1995 was $27.5 million, up $2.5 million from the prior year third quarter and the 1995 second quarter provisions. The allowance for loan losses at September 30, 1995 was $501.4 million, or 2.37% of loans and 300.5% of non-performing loans.

      Consolidated total assets at September 30, 1995 were $28.8 billion, down $0.5 billion from the $29.3 billion at 1994 year-end. The September 30, 1995 tier 1 capital ratio, total capital ratio and tier 1 leverage ratio at 8.1%, 11.8% and 7.4%, respectively, were well in excess of regulatory guidelines.